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                                                               Exhibit (a)(1)(I)

21 August 2000

PEARSON PLC ANNOUNCES TERMINATION OF THE HART-SCOTT-RODINO WAITING PERIOD IN CONNECTION WITH ITS PENDING ACQUISITION OF NATIONAL COMPUTER SYSTEMS, INC.

Pearson plc announced today that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to its proposed acquisition of National Computer Systems, Inc. In addition, Pearson has received regulatory clearance from the German Federal Cartel Office for the proposed acquisition.

As previously announced, Pearson entered into a definitive agreement to acquire National Computer Systems, Inc. Pursuant to such agreement, PN Acquisition Subsidiary Inc., a wholly owned indirect subsidiary of Pearson commenced a tender offer to acquire all outstanding shares of common stock of National Computer Systems, Inc., including the associated preferred stock purchase rights, for $73.00 per share in cash. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, September 7, 2000, unless extended. The tender offer remains subject to the satisfaction or waiver of other customary conditions.

For more information:

Communications Department  Pearson plc  Tel: +44(0) 207 411 2310